

August 5, 2010

Mr. John W. Hohener
Vice President, Chief Financial Officer
Microsemi Corporation
2381 Morse Avenue
Irvine, California 92614

  Re: Microsemi Corporation
    Form 10-K for the Fiscal Year Ended September 27, 2009
    Filed November 24, 2009
    File No. 000-08866

Dear Mr. Hohener:

  We have completed our review of your filings and do not have any further comments at this time. Please contact Allicia Lam at (202) 551-3316 with any questions.

       Sincerely,

       Jeffrey Jaramillo
       Branch Chief

CC (by facsimile): Loren Weber – O'Melveny & Myers LLP